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Furnished by NetZero, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: United Online, Inc.
Commission File No. 000-27405

FOR IMMEDIATE RELEASE

NETZERO REPORTS FOURTH-QUARTER RESULTS

Billable Services Revenues Grow 137% vs. Preceding Quarter;

Cash Balances of $135 Million at Quarter End;

Pro Forma Net Loss of $0.33 Per Share

    WESTLAKE VILLAGE, Calif., Aug. 27, 2001—NetZero, Inc. (Nasdaq: NZRO), a leading provider of Internet access services, today reported total revenues of $12.0 million for its fourth fiscal quarter ended June 30, 2001. Billable services revenues, which comprised $4.2 million or 35 percent of total revenues, increased 137 percent versus the March 2001 quarter, in which billable services comprised $1.8 million or 14 percent of total revenues of $12.8 million. Billable services include NetZero's new pay service introduced earlier this year, "NetZero Platinum"—a $9.95 monthly subscription service with no ad banner window. Total revenues in the June 2000 quarter were $18.7 million and included $226,000 from billable services. The decrease in total revenues in the June 2001 quarter versus the June 2000 and March 2001 quarters was driven by a decline in advertising and commerce revenues.

    The pro forma net loss for the June 2001 quarter was $38.5 million, compared to a pro forma net loss of $23.0 million in the year-ago quarter and a pro forma net loss of $31.6 million in the March 2001 quarter. On a per-share basis, the pro forma net loss for the June 2001 quarter was $0.33 per share, compared to a pro forma net loss of $0.22 in the prior-year quarter and a pro forma net loss of $0.27 in the March 2001 quarter. The pro forma net loss excludes stock-based charges, amortization of intangible assets, and, in the March 2001 quarter, a non-cash charge of $48.6 million ($0.42 per share) associated primarily with a write-down of goodwill and intangible assets related to the acquisitions of AimTV, RocketCash, Simpli.com and Freei Networks.

    The net loss for the June 2001 quarter was $42.1 million, versus a net loss of $26.9 million for the year-ago quarter and a net loss of $91.4 million for the March 2001 quarter, which includes the non-cash charge to write down goodwill and intangible assets of $48.6 million. On a per-share basis, the net loss for the June 2001 quarter was $0.36.

    NetZero ended the June 2001 quarter with $135 million of cash and cash equivalents, short-term investments and restricted cash. These balances decreased during the quarter by $28.0 million versus $18.8 million during the March 2001 quarter, primarily reflecting increased spending in the June 2001 quarter for pre-existing marketing commitments that terminated in June, including the company's "NetZero @ the Half" sponsorship of the NBA on NBC.

    Approximately 3.4 million users accessed NetZero's service during the month of June 2001 ("active users"), including 210,000 billable subscribers to the company's pay services as of June 30, 2001. Billable subscribers grew by 180 percent during the quarter and represented 6 percent of total active users in June 2001, up from 2 percent in March 2001 when the company had 3.9 million active users.

    In an effort to manage the growth in its free user base and control telecommunications costs, the company launched its "Extended Access Pass" in January 2001, which limited free access to 40 hours per month (previously unlimited) and requires users to pay $9.95 if they need to exceed that limit in a given month. As a result, average hours per average active user were reduced by 33 percent in the June 2001 quarter versus the December 2000 quarter. During this period, telecommunications cost per average active user was reduced by 22 percent and cost of revenues per average active user fell 13 percent.

    The company recently announced that is taking further actions to streamline its cost structure and improve financial results, including additional limitations on its free services and a reduction in personnel. Expected to be effective in October 2001, free access will be limited to 10 hours per month per household. In addition, NetZero's free service will no longer be offered in certain outlying areas where high telecommunications costs make the free offering cost prohibitive. The company will continue to offer users in these areas a subscription service for a monthly fee. During June 2001, approximately 30 percent of NetZero's free users accessed the Internet for more than 10 hours, and approximately 8 percent of NetZero's free users accessed the Internet solely from dial-up numbers where the free service will no longer be available. Due to multiple users within many households, a significantly greater number of users may be impacted by the 10-hour limit.

    The company also recently announced that it has reduced its employee base by approximately 26 percent effective August 1, 2001. The reductions included the company's first-ever layoffs, affecting 66 employees in six of its U.S. locations. This 26 percent workforce reduction also included an additional 27 employees at the company's RocketCash business, which was sold on August 1, 2001. These employees are expected to remain at the RocketCash business under its new ownership.

    "Over the past two quarters, we've made some very aggressive moves in altering NetZero's business model to meet the demands of a rapidly changing environment," said Mark R. Goldston, chairman, president and CEO of NetZero. "We are proud of the progress we've made in such a short time, particularly in adding more than 200,000 paying subscribers to our NetZero Platinum service less than four months after its launch. As we look ahead to our merger with Juno Online Services to form the new United Online, we see valuable opportunities to leverage the strengths of both these franchises to create a major force in the market for billable Internet access services."

    "As anticipated, the company's operating expenses in the June 2001 quarter were adversely impacted by legacy marketing agreements that terminated in June." said Charles S. Hilliard, NetZero senior vice president and CFO. "Looking ahead, we expect to reduce total operating expenses by 40 to 45 percent sequentially in the September 2001 quarter, excluding merger- and restructuring-related charges, as a result of decreased marketing spending, savings from the recent headcount reductions and the sale of the RocketCash business."

    The terms of the strategic merger agreement announced on June 7, 2001 call for Juno and NetZero to become wholly owned subsidiaries of United Online, Inc., a newly formed company. United Online filed its initial Form S-4 with the Securities and Exchange Commission on June 22, 2001 and, following the closing of the merger, is expected to trade on the Nasdaq National Market under the symbol UNTD.

About NetZero

    NetZero, Inc. is a leading provider of Internet access services offering a broad range of interactive marketing, research and measurement solutions. NetZero offers consumers high-quality Internet access, a choice of popular e-mail programs and convenient navigation tools that provide "speed dial" to key sites on the Internet. The company's CyberTarget division offers marketers and advertisers mass-scale, online market research and measurement services. NetZero offers its access services in more than 5,000 cities across the United States and in Canada. For more information, please visit www.netzero.net. To obtain a CD, please call 1-800-DEFENDER.

    NetZero will be hosting a conference call today at 2PM PDT to discuss its quarterly results. A live Web cast of the call can be accessed on the company's Web site at http://www.irconnect.com/nzro/pages/conference.html. A recording of the call will be available on the site for seven days.

    The release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The potential risks and uncertainties include, among others, NetZero's ability to realize anticipated cost savings and improve financial results; that the proposed changes to NetZero's free service will be implemented as anticipated and within the time period anticipated; NetZero's ability to continue to develop, market and sell new products and services, including NetZero Platinum and Extended Access Pass; that free users will terminate their service, whether or not impacted by changes; that free users do not purchase pay services and there is no increase in revenues; the company's ability to continue to grow its pay or free user base; that changes will not enhance stockholder value; potential delays, bugs or other problems associated with new products; its ability to manage growth or expenses, maintain the quality of its service or achieve profitability; its unproven business model and limited operating history; the opportunities in the free Internet access market; the company's ability to generate advertising or fee-based revenues and to decrease telecommunications costs; the effects of competition for users and advertisers; the loss of key customers; technological problems or developments; and governmental regulation. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements include: failure of the merger of NetZero and Juno to close due to lack of stockholder approval or other factors; inability to successfully integrate the NetZero and Juno businesses; unexpected costs related to the merger or integration of the NetZero and Juno businesses; failure of anticipated synergies to materialize; inability to retain key personnel of NetZero or Juno; and inability to maintain or grow the United Online subscriber base. United Online's business will be subject to the risks inherent in each of Juno's and NetZero's existing businesses. More information about potential factors that could affect the company's business and financial results is included in the company's Form 10-Q and other filings with the Securities and Exchange Commission (http://www.sec.gov) including (without limitation) information under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors." NetZero®, Defenders of the Free World®, the NetZero logo, zCast™, NZTV™, CyberTarget™, CyberYield™ and The ZeroPort™ are trademarks of NetZero, Inc. All other names are trademarks and/or registered trademarks of their respective owners.

—tables to follow—

Investor contact:

Brent Zimmerman
NetZero, Inc.
877/280-6380
 investor@corp.netzero.net

Press Contacts:

Elizabeth Gengl
NetZero, Inc.
805/418-2076
 egengl@corp.netzero.net

Peter Delgrosso
NetZero, Inc.
805/418-2388
 pdelgrosso@corp.netzero.net

NETZERO, INC.
Results of Operations
(in thousands, except per share data)

	Three Months Ended			Year Ended
	June 30, 2001	March 31, 2001	June 30, 2000	June 30, 2001	June 30, 2000
	(unaudited)	(unaudited)	(unaudited)
Income Statement Data:
Advertising and commerce	$7,753	$10,992	$18,460	$50,555	$54,917
Billable services	4,219	1,778	226	6,662	589

Total revenues	11,972	12,770	18,686	57,217	55,506
Costs of Revenues	22,374	24,597	17,815	85,527	63,515

Gross profit (loss)	(10,402)	(11,827)	871	(28,310)	(8,009)
Operating expenses:
Sales and marketing	17,117	11,029	16,129	56,734	49,376
Product development	5,944	5,212	4,604	21,267	9,721
General and administrative	5,978	5,551	6,156	24,030	19,122
Amortization of intangible assets	100	6,539	2,367	16,837	5,525
Stock-based charges	3,544	4,604	1,586	19,287	6,346
Impairment of goodwill and intangible assets (a)	—	48,622	—	48,622	—

Total operating expenses	32,683	81,557	30,842	186,777	90,090

Loss from operations	(43,085)	(93,384)	(29,971)	(215,087)	(98,099)
Interest and other income, net	937	1,996	3,048	9,331	6,813

Net loss	$(42,148)	$(91,388)	$(26,923)	$(205,756)	$(91,286)

Basic and diluted net loss per share	$(0.36)	$(0.79)	$(0.26)	$(1.81)	$(1.23)
Shares used to calculate basic and diluted net loss per share	117,340	115,711	102,184	113,704	74,123
Shares outstanding at end of period	125,729	125,329	116,712	125,729	116,712

(a)
The company recorded a non-cash charge in the March 2001 quarter due primarily to the writedown of goodwill and intangible assets associated with the acquisitions of AimTV, RocketCash, Simpli.com and Freei Networks.

	June 30, 2001	June 30, 2000
Balance Sheet Data:
Cash, cash equivalents, short-term investments and restricted cash	$134,993	$247,539
Working capital	105,998	234,590
Total assets	183,863	325,958
Capital leases and notes payable, less current portion	3,314	10,278

Total stockholders' equity	138,957	285,734

NETZERO, INC.
Statistical Data
(in thousands, except per share data)

	Three Months Ended			Year Ended
	June 30, 2001	March 31, 2001	June 30, 2000	June 30, 2001	June 30, 2000
Calculation of pro forma net loss and pro forma EBITDA (b):
Net loss	$(42,148)	$(91,388)	$(26,923)	$(205,756)	$(91,286)
Add:
Stock-based charges	3,544	4,604	1,586	19,287	6,346
Amortization of intangible assets	100	6,539	2,367	16,837	5,525
Writedown of intangible assets (a)	—	48,622	—	48,622	—

Pro forma net loss (b)	$(38,504)	$(31,623)	$(22,970)	$(121,010)	$(79,415)

Interest and other income, net	(937)	(1,996)	(3,048)	(9,331)	(6,813)
Depreciation	4,281	4,306	3,222	16,273	9,252

Pro forma EBITDA (b)	$(35,160)	$(29,313)	$(22,796)	$(114,068)	$(76,976)

Other data:
Pro forma net loss per share (b)	$(0.33)	$(0.27)	$(0.22)
Total registered users (in millions)	8.8	8.6	4.9
Registered users active in the last month of the quarter (in millions)	3.4	3.9	2.0
Billable subscribers	210,000	75,000	—

(a)
The company recorded a non-cash charge in the March 2001 quarter due primarily to the writedown of goodwill and intangible assets associated with the acquisitions of AimTV, RocketCash, Simpli.com and Freei Networks.

(b)
Pro forma net loss and pro forma EBITDA are not measurements of financial performance under generally accepted accounting principles.

    NOTE TO EDITORS: The pro forma net loss per share before stock-based charges, amortization of intangible assets and, in the March 2001 quarter, a writedown of intangible assets is the number that analysts use in their estimates of the company's future performance. NetZero's pro forma net loss for the quarter ended June 30, 2001 was $(0.33) per share versus the analyst consensus estimate of $(0.34) per share as reported by First Call.

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NETZERO REPORTS FOURTH-QUARTER RESULTS Billable Services Revenues Grow 137% vs. Preceding Quarter; Cash Balances of $135 Million at Quarter End; Pro Forma Net Loss of $0.33 Per Share
NETZERO, INC. Results of Operations (in thousands, except per share data)
NETZERO, INC. Statistical Data (in thousands, except per share data)